

June 17, 2003

03 JUN 19 AM 7:21

By Overnight Courier



Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

SUPPL

Ladies and Gentlemen:

Re: Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the press release of the Corporation dated June 9, 2003, which is the last document publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission").

Please also find enclosed a copy of the Bidding Procedures Order of the Ontario Superior Court of Justice dated June 6, 2003 together with a copy of the Stay Extension Order of the Ontario Superior Court of Justice dated June 6, 2003, both of which Orders were furnished to the Ontario Securities Commission on June 10, 2003 in respect of the Corporation's filing for creditor protection under the *Companies Creditors Arrangement Act* (Canada):

These documents are furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, and these documents should not be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 812-4276.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Yours very truly,

Cecile S. Chung
Legal Counsel

Encls.

cc: Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Celia Rhea, Goodmans LLP (w/o attachments)
Meredith Roth, Goodmans LLP (w/o attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)

dlw 6/24


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Press Releases

03 JUN 19 AM 7:21

Attention Business Editors:

Mosaic Group Inc. announces extension of order

TORONTO, June 9 /CNW/ - Mosaic Group Inc. (TSX:MGX) announced that it has sought and obtained from the Ontario Superior Court of Justice an order granting it and certain of its Canadian subsidiaries and affiliated companies an extension of protection under the Companies' Creditors Arrangement Act (Canada) to and including July 15, 2003. The order of the Ontario Superior Court of Justice also accepted and approved the report dated June 2, 2003 of KPMG Inc., in its capacity as monitor of Mosaic. A copy of the report will be filed by Mosaic with the Canadian securities regulators and will be available at their website, www.sedar.com.

In December, 2002, Mosaic Group Inc. and certain of its Canadian subsidiaries and affiliated companies obtained an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of Mosaic's US Subsidiaries commenced proceedings for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in Dallas. Pursuant to these filings, Mosaic and its relevant subsidiaries continue to operate under a stay of proceedings.

FORWARD LOOKING STATEMENTS

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

-30-

For further information: Please Contact: Hap Stephen, Chief Restructuring Officer, (416) 364-0228, Mosaic Group Inc., E-mail: hstephen@stonecrestcapital.com; Catherine G. Barbaro, Vice President Legal, (416) 813-4286, Mosaic Group Inc., E-mail: barbaroc@mosaicgroupinc.com

Index of Releases

© Copyright Mosaic Group Inc. 2002. All rights reserved.
Privacy Policy Terms of Use Policy Email Attachment Policy

GOODMANS

03 JUN 19 AM 7:21

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO
CANADA M5B 2M6
TEL: 416.979.2211
FAX: 416.979.1234
www.goodmans.ca

DIRECT LINE: 416.597.6260
meroth@goodmans.ca

June 10, 2003

Our File No.: 023260

By Courier

COPY

Ontario Securities Commission
Suite 800, PC. Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Ms Ann Mankikar

Dear Sirs/Mesdames:

Re: Mosaic Group Inc. ("Mosaic")

Enclosed please find an order of Mr Justice Farley of the Ontario Superior Court of Justice extending the stay of proceedings order of Mosaic Group Inc. to July 15, 2003 in connection with its proceedings under the Companies' Creditors Arrangement Act (Canada). Also enclosed please find a press release issued by Mosaic Group Inc. announcing the extension.

Please do not hesitate to contact the undersigned at (416) 597-6260 should you require any further information.

Yours very truly,

GOODMANS LLP



Meredith Roth

cc: Catherine Barbaro (w/o enclosures)
Celia Rhea (w/o enclosures)

G24\ROTHME\3369413.1

ID# 82-34686

Court File No. 02-CL-4816


SUPERIOR COURT OF JUSTICE
COUR SUPÉRIEURE DE JUSTICE

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	}	FRIDAY, THE 6TH DAY OF
MR. JUSTICE FARLEY		JUNE, 2003

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

STAY EXTENSION ORDER

THIS MOTION made by the Applicants for:

(a) an Order abridging the time for, and validating the service of, the Notice of Motion herein and the materials filed in support of this Motion;

(b) an Order extending, to and including July 15, 2003, the stay of proceedings granted under the Order of this Honourable Court dated December 17, 2002, as amended (the "Initial CCAA Order"), which stay was subsequently extended by Orders of this Honourable Court dated January 14, 2003, February 27, 2003, April 15, 2003 and May 13, 2003;

(c) an Order approving the amendments to the term sheet dated as of December 18, 2002, as amended (the "DIP Term Sheet"), among Mosaic Group Inc. and Mosaic Group (U.S.) Inc., as borrowers, certain of their related companies and affiliates, as guarantors, and a syndicate of lenders and the holders of certain Series A and

Series B Senior Secured Notes issued by MGI, as lenders (the "DIP Lenders"), in respect of certain debtor-in-possession financing, as set out in the Affidavit of Harold Stephen sworn June 2, 2003 (the "Stephen Affidavit");

(d) an Order authorizing and directing the Applicants to enter into an agreement with the DIP Lenders amending the DIP Term Sheet on substantially the terms set out in the amending agreement attached as Exhibit "B" to the Stephen Affidavit;

(e) an Order accepting and approving the Sixth Report of KPMG Inc., in its capacity as Monitor of the Applicants (the "Monitor"), to be filed by the Monitor with this Honourable Court in advance of the return of the within motion (the "Monitor's Sixth Report");

(f) an Order approving the conduct of the Monitor, and the conduct of the Monitor's related entities and agents, to date, as detailed in the Monitor's Sixth Report; and

(g) such further and other relief as this Honourable Court may deem just,

was heard this day, at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Stephen Affidavit and the Monitor's Sixth Report, filed, and on hearing the submissions of counsel for the Applicants and of other counsel appearing who wished to be heard:

Service

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion herein be and it is hereby abridged and that the Notice of Motion is properly returnable today and, further, that service thereof upon any interested party other than the persons served with the Notice of Motion is hereby dispensed with.

Extension of Stay Termination Date

2. **THIS COURT ORDERS** that the Stay Termination Date, as such term is defined in and used throughout the Initial CCAA Order, be and it is hereby extended to and including July 15, 2003, and that all other terms of the Initial CCAA Order shall remain in full force and effect unamended, except as may be required to give effect to this paragraph.

3. **THIS COURT ORDERS** that the Stay Termination Date referred to in the foregoing paragraph of this Order may be further extended by this Court upon motion by the Applicants on notice to the service list in these proceedings.

Amendments to DIP Term Sheet

4. **THIS COURT ORDERS** and directs the Applicants to enter into an amending agreement with the DIP Lenders substantially on the terms and conditions set forth in the amending agreement attached as Exhibit "B" to the Stephen Affidavit, as may hereafter be amended by the parties thereto (the "DIP Amending Agreement").

5. **THIS COURT ORDERS** that the amendments to the DIP Term Sheet set out in the DIP Amending Agreement be and the same are hereby approved; provided that the cash flow projections to be attached as Schedule "A" to the DIP Amending Agreement may be amended with the consent of the DIP Lenders and the approval of the Monitor.

Monitor

6. **THIS COURT ORDERS** that the Monitor's Sixth Report be and the same is hereby accepted and approved; provided that the cash flow projections attached as Appendices C and D to the Monitor's Sixth Report may be amended with the consent of the DIP Lenders and the approval of the Monitor.

7. **THIS COURT ORDERS** that the conduct of the Monitor, and the conduct of the Monitor's entities and agents, to date, as detailed in the Monitor's Sixth Report, be and the same are hereby approved.

General

8. **THIS COURT ORDERS** that any interested party may apply to this Court to vary or rescind this Order upon seven days' notice to the Applicants, the service list in these proceedings and to any other party likely to be affected by the Order sought or upon such other notice, if any, as this Court may order.



ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

JUN 6 - 2003

PER/PAR: NB

SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, C.C-36

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

STAY EXTENSION ORDER

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Jay A. Carfagnini (LSUC# 222936)
Joseph Pasquariello (LSUC# 37389C)
Tel: 416-979-2211
Fax: 416-979-1234

Solicitors for the Applicants
G26\\4484242.3

ID # 82-34686

Court File No. 02-CL-4816


SUPERIOR COURT OF JUSTICE
COUR SUPÉRIEURE DE JUSTICE

03 JUN 19 AM 7:21

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 6TH DAY OF
MR. JUSTICE FARLEY	)	JUNE, 2003

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

BIDDING PROCEDURES ORDER

THIS MOTION made by the Applicants for:

(a) an Order abridging the time for, and validating the service of, the Notice of Motion herein and the materials filed in support of this Motion;

(b) an Order authorizing MGI, Field Energy Services Ltd. and Mosaic Sales Solutions Corp each an Applicant (collectively the "Canadian Vendors"), to enter into an agreement (the "Sales Solutions Agreement"), dated as of May 28, 2003, among the Canadian Vendors and certain of the U.S. Debtors (as subsequently defined), as vendors (collectively the "Vendors"), and Mosaic Sales Solutions U.S. Operating Co. (or its designee or subsidiary), as purchaser (the "Purchaser"), in relation to the assets of MGI's Sales Solutions Division and, upon the satisfaction of certain conditions, all of the membership interests of Mosaic InfoForce GP Holdco, Inc. and Mosaic InfoForce LP Holdco, Inc., each an indirect U.S.

subsidiary of MGI (collectively, the "Purchased Assets"), provided that the Order does nothing to approve the sale of the Purchased Assets on the terms set out in the Sales Solutions Agreement and that the validity of any sale of the Purchased Assets will be determined on a subsequent motion to be held in accordance with the bidding procedures (the "Bidding Procedures") set out in Section 8.2 of the Sales Solutions Agreement and the Affidavit of Harold Stephen sworn June 2, 2003 (the "Stephen Affidavit");

(c) an Order approving the Bidding Procedures, including the bidding process and the payment to the Purchaser of the Break-Up Fee (as defined as the Sales Solutions Agreement) and the Expense Reimbursement (as defined in the Sales Solutions Agreement), in accordance with the provisions of Article VIII of the Sales Solutions Agreement and the Stephen Affidavit;

(d) an Order granting, as security for the Purchaser's claim, if any, for the payment of the Break-Up Fee and the Expense Reimbursement, a charge on the assets of the Canadian Vendors, which Charge shall rank in priority to all unsecured claims advanced as against the Canadian Vendors;

(e) an Order that the Sales Solutions Agreement shall be treated as confidential, sealed and shall not form part of the public record; and

(f) such further and other relief as this Honourable Court may deem just,

was heard this day, at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Stephen Affidavit and the Sixth Report of KPMG Inc., in its capacity as Monitor of the Applicants, filed, and on hearing the submissions of counsel for the Applicants and of other counsel appearing who wished to be heard:

Service

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion herein be and it is hereby abridged and that the Notice of Motion is properly returnable today and, further, that service thereof upon any interested party other than the persons served with the Notice of Motion is hereby dispensed with.

The Sales Solutions Agreement

2. **THIS COURT ORDERS** and authorizes the Canadian Vendors to enter into the Sales Solutions Agreement, provided that nothing herein approves the sale of the Purchased Assets on the terms set out in the Sales Solutions Agreement and that the validity of any sale of the Purchased Assets will be determined on a subsequent motion to be held in accordance with the Bidding Procedures.

Bidding Procedures

3. **THIS COURT ORDERS** that the Bidding Procedures summarized in the Stephen Affidavit and set out in Article VIII of the Sales Solutions Agreement be and the same are hereby approved.

4. **THIS COURT ORDERS** that the payment to the Purchaser of the Break-Up Fee and the Expense Reimbursement in accordance with Section 8.3 of the Sales Solutions Agreement be and the same is hereby approved.

5. **THIS COURT ORDERS** that the Purchaser is hereby granted, as security for its claim, if any, for payment of the Break-Up Fee and Expense Reimbursement, a charge over all of the assets of the Canadian Vendors, which Charge shall rank in priority to all unsecured claims advanced as against the Canadian Vendors.

6. **THIS COURT ORDERS** that the Sale Hearing (as defined in the Stephen Affidavit) shall be held jointly between this Court and the United States Bankruptcy Court for the Northern District of Texas on July 2, 2003 at 2:00 p.m. EST, or as soon thereafter as counsel may be heard.

Sealing Order

7. **THIS COURT ORDERS** that the Sales Solutions Agreement attached as Exhibit "C" to the Stephen Affidavit shall be treated as confidential, sealed and shall not form part of the public record pending further Order of this Honourable Court.

General

8. **THIS COURT ORDERS** that any interested party may apply to this Court to vary or rescind this Order upon seven days' notice to the Applicants, the service list in these proceedings and to any other party likely to be affected by the Order sought or upon such other notice, if any, as this Court may order.

9. **THIS COURT REQUESTS** the aid, recognition and assistance of any court, tribunal, administrative body or registrar in any jurisdiction in Canada or the United States in connection with the implementation and carrying out of the terms of this Order.



Registrar

ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

JUN 6 - 2003

PER/PAR:



SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, C.C-36

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

BIDDING PROCEDURES ORDER

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Jay A. Carfagnini (LSUC# 222936)
Joseph Pasquariello (LSUC# 37389C)
Tel: 416-979-2211
Fax: 416-979-1234

Solicitors for the Applicants
G26\\4481022.3